UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

MATERIAL EVENT

COMPAÑÍA CERVECERÍAS UNIDAS S.A.

Santiago, September 26, 2024

Mrs.

Solange Berstein Jáuregui

Chairwoman

Financial Market Comission

Av. Libertador Bernardo O´Higgins 1449

Santiago, Chile

Dear Madam:

1. Background. Regarding what is reported as a Material Event in the following section No. 2:

•	Yesterday, Compañía Cervecerías Unidas S.A. (“CCU”) became aware that some of its information technology systems – in the sales and distribution areas – were affected by an incident caused by an external agent (the “Cybersecurity Incident”).

•	CCU has plans and protocols for prevention, detection and response to events such as the Cybersecurity Incident, which have allowed it to contain its effects on the services and operations of the company, maintaining its operation continuity at all times.

•	Specifically, with the advice of expert technicians, yesterday CCU worked on the stages of containment, eradication and recovery. This process has allowed the gradual recovery of the affected information technology systems, which the company expects will be fully normalized as soon as possible.

2. Relevant. Pursuant to the provisions of Article 9 and paragraph two of Article 10 of the Securities Market Law No. 18,045, and General Regulation No. 30 of the Financial Market Commission, CCU reports as a Material Event, the following:

•	CCU became aware today that the Cibersecurity Incident resulted in the leakage of data, the content and scope of which is being evaluated.

•	Once the digital forensic analysis work on the Cybersecurity Incident is completed, if applicable, CCU will update the content of this communication.

•	As of this date, there is no information that allows us to project the financial effects on the assets, liabilities or results of CCU as a result of the matter reported as a Material Event, which, if they exist, will be promptly and duly reported to the Financial Market Commission and to the market in general.

Sincerely,

Patricio Jottar Nasrallah

Chief Executive Officer

Compañía Cervecerías Unidas S.A.

c.c.	Bolsa de Comercio de Santiago, Bolsa de Valores
Bolsa Electrónica de Chile, Bolsa de Valores
Representante Tenedores de Bonos

Vitacura 2670 / Las Condes

Santiago / Chile

Tel: (+56) 22 427 3000

www.ccu.cl

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: September 26, 2024